

Mail Stop 7010

July 11, 2007

Mr. David P. Warren
Executive Vice President and Chief Financial Officer
The Nasdaq Stock Market, Inc.
One Liberty Plaza
New York, New York 10006

     RE: The Nasdaq Stock Market, Inc.
             Form 10-K for the Fiscal Year ended December 31, 2006
             Form 10-Q for the First Quarter ended March 31, 2007
             File No. 0-32651

Dear Mr. Warren:

      We have reviewed your response letter dated July 9, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 7 – Investments, page F-23

1. You present a gross margin line item that includes revenues less liquidity rebates and brokerage, clearance and exchange fees. We assume that many of the expenses that you classify in "Total direct expenses", would normally be considered operating costs and would therefore be considered "costs of revenues". For example, we assume that some of your compensation, depreciation, professional services, computer operations and occupancy, are direct and necessary costs to generate revenues. Gross margin should include fixed and variable costs and overhead costs that are directly related to your market and issuer services revenues. In future filings, please revise the gross margin line item to include the fixed and variable costs and overhead costs that are directly related to your market and issuer services revenues or revise the description of your revenues less liquidity rebates and brokerage, clearance and exchange fees line item to a term other than gross margin.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant